Exhibit 99.1

13 February 2018
Midatech Pharma PLC
("Midatech", "Company" or “Group”)

Trading update

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today provides a trading update ahead of its full year results for the twelve months ended 31 December 2017.

With a diversified strategy, multiple sources of revenue and an innovative R&D pipeline, Midatech has made good progress across the Group. Based on unaudited results, and in line with market expectations, reported total net revenues for the twelve months ended 31 December 2017 are expected to be at least £7.4m (2016: £6.9m), including US product sales of £6.7m (2016: £5.2m), an increase of 29% on the previous year (32% increase in USD). Whilst still subject to final audit approval, the US operation also reached break-even in H2 2017. The board continues to focus on managing costs and the group net cash balance as at 31 December 2017 was £13.2m (2016: £17.6m), also in line with market expectations.

Midatech is conducting two clinical studies: its first in-human study of Q-Octreotide (MTD201) for the treatment carcinoid cancer and acromegaly is expected to complete in Q4 2018 / Q1 2019, and its study of MTX110, an investigational nano-inclusion product for the treatment of the fatal childhood brain cancer, Diffuse Intrinsic Pontine Glioma (DIPG), is expected to read out towards the end of 2019.  Midatech Pharma US’ Phase IV Gelclair® trial studying oral mucositis in stem cell transplant patients is expected to read out in 2019.

Dr Jim Phillips, CEO of Midatech Pharma, said: “With our two lead candidates now approved to enter the clinic, and our established US commercial presence in the US delivering consistent growth, 2017 was a significant year in the Group’s development and 2018 shows great promise. Following the loan agreement signed at the beginning of this year, and with rigorous cost containment, Midatech is funded to support progression towards these and other value-driving product milestones and we eagerly await various value inflections points in 2018.”

The Group expects to publish its preliminary results for the year to 31 December 2017 in April 2018 and will hold an analyst presentation at that time.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends –

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Atholl Tweedie
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nick Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and other therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products.  Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions.  The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.